BAYTEX CLOSES U.S. EAGLE FORD SALE

CALGARY, ALBERTA (December 19, 2025) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX: BTE) (NYSE: BTE)  today announced that it has closed the sale of its U.S. Eagle Ford Assets for net proceeds of US$2.14 billion (approximately $2.96 billion in Canadian dollars) after closing adjustments.

This strategic divestiture significantly strengthens Baytex's financial position and sharpens its focus on a high-return Canadian energy platform, positioning the Company for long-term value creation. With the closing of the transaction, Baytex is now in a net cash position. The Company intends to use a portion of these proceeds to repay its outstanding credit facilities and redeem its outstanding 8.500% Senior Notes due 2030 (the "2030 Notes") and has also commenced a cash tender offer for its US$575 million of outstanding 7.375% Senior Notes due 2032 (the "2032 Notes").

Baytex remains committed to returning a significant portion of the net proceeds (after debt repayment) to shareholders and intends to resume purchases under its normal course issuer bid.

Baytex expects to release its 2026 guidance on December 22, 2025.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements in this news release can be identified by words such as "expect", "intend", "commit" or similar expressions and includes suggestions of future outcomes, events or performance.

Specifically, this press release contains forward-looking statements relating to but not limited to: the effect of the divestiture on Baytex's financial position, Baytex's focus on a high-return Canadian energy platform and position for long-term value creation; that the net proceeds will be used to repay credit facilities, redeem the 2030 Notes and repurchase the 2032 Notes; that a significant portion of the net proceeds will be returned to shareholders; that Baytex intends to resume purchases under its normal course issuer bid; and the anticipated timing of release of Baytex's 2026 guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. These risks relating to Baytex include, but are not limited to, the risk that Baytex does not realize the anticipated benefits of the strategic divestiture; the risk that the net proceeds are not used as currently anticipated; the risk that Baytex does not resume purchases under its normal course issuer bid; and the risk that Baytex does not release its 2026 guidance on the timing anticipated.

These assumptions include, among other things: that the Company will achieve the anticipated benefits of the strategic divestiture; that the net proceeds will be used as anticipated, that Baytex is able to resume its normal course issuer bid; and that holders of the 2032 Notes will tender their 2032 Notes for repurchase.

The forward-looking statements contained in this press release are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

The future acquisition by Baytex of its common shares under its normal course issuer bid, if any, and the level thereof is uncertain. Any decision to acquire common shares of Baytex pursuant to its normal course issuer bid will be subject to the discretion of the board of directors of Baytex and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. There can be no assurance of the number of common shares of Baytex that the Company will acquire pursuant to its normal course issuer bid, if any, in the future.

Baytex Energy Corp.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. It operates a high-quality, high-return portfolio in the Western Canadian Sedimentary Basin, featuring the Pembina Duvernay and heavy oil plays in Alberta and Saskatchewan. These core assets are backed by an extensive drilling inventory and consistently generate strong cash flow. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com